Exhibit 99.1

LANDMARK AGREEMENT WITH FRANCISCO MOTORS TO ELECTRIFY

JEEPNEYS IN THE PHILIPPINES

Jeepneys are iconic public utility vehicles in the Philippines, representing 40% of public transport

Total addressable market estimated at US$10bn+ (excluding charging and other ancillary solutions)

Established in 1947, Francisco Motors is the original pioneering jeepney manufacturer

Francisco Motors and Tembo are already working towards delivering on committed orders

Deal will benefit Tembo’s customer and partners in other industries including mining & defence

Tembo to gain access to low-cost assembly and manufacturing in Philippines

LONDON, September 26, 2023 (GLOBE NEWSWIRE) – Tembo E-LV BV (“Tembo”), a subsidiary of the NASDAQ listed B Corp, VivoPower International PLC (“VivoPower”), is pleased to announce that it has signed a definitive joint venture agreement (“JV”, the “Agreement”) with Francisco Motor Corporation (“Francisco Motors”), the pioneering manufacturers of the iconic jeepneys in the Philippines, which are primarily used for public transportation. Pursuant to the Agreement, Tembo will develop and supply electric utility vehicle (“EUV”) electrification kits for a new generation of electric jeepneys (“e-jeepneys”). Francisco Motors and Tembo have already secured their first orders and have commenced work to deliver on these jeepneys.

One of the Philippines’ cultural icons, jeepneys are the most common utility vehicle in the Philippines and the main mode of public transportation in the country, accounting for just over 40% of public transportation. There are more than 200,000 jeepneys on the road in the Philippines, of which more than 90% are at least 15 years old and running on second-hand diesel engines. In urban areas, jeepneys contribute up to 94% of ultrafine soot particles that are related to adverse respiratory and cardiovascular effects, increased cases of asthma, and premature deaths.

In June 2017, the Philippine government, through the Department of Transportation (DOTr), announced its plan to modernise the public transportation industry. Under the Public Utility Vehicle Modernisation Program (PUVMP), the DOTr requires that all jeepneys and other Public Utility Vehicles (PUVs) with at least 15 years of service be replaced with more energy-efficient and environment-friendly alternatives. The initiative provides jeepney drivers and operators the option of switching to Euro 4-compliant or electric engine vehicles. This creates a US$10bn+ addressable market for the replacement of the old jeepneys.

In addition to the potential market for electric vehicles, the conversion of diesel-powered jeepneys to electric can reduce the carbon emissions of jeepney operations in the country. It can also significantly increase jeepney operators’ income by reducing daily fuel/energy costs by up to 80%, saving up to PhP60 billion per year for all the jeepneys operated in the Philippines.

Elmer Francisco, Chairman of Elmer Francisco Motor Corporation, said: “We are absolutely delighted to have signed this landmark deal with Tembo. We have had multiple approaches from various OEMs and electrification partners around the world, but the VivoPower and Tembo team stood out for their genuine commitment to a purpose beyond solely the profit motive. In addition, we were impressed with the quality of their technical team and experience comprising world-class engineers formerly with the likes of Tesla, Rivian, Toyota, and others. Given the importance of the jeepney sector to the Philippines, the climate, the livelihoods of so many drivers, and the health and well-being of so many Filipinos, we wanted to be very careful and selective of who we partnered with for this iconic mission. We look forward to getting to work immediately given the initial orders we already have and the immediate pipeline of 37,000 jeepneys to be electrified. We look forward to a long and fruitful partnership with Tembo and VivoPower.”

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said: “We are honoured to have signed this exclusive definitive agreement with Francisco Motor Corporation to electrify the jeepneys, a much-loved cultural icon in the Philippines. Francisco Motors are the original pioneers of the jeepney, launching in 1947 post the ending of World War II. We stand in solidarity with Elmer Francisco, Chairman of Francisco Motors, in our shared mission to electrify and rejuvenate the jeepney in a manner that preserves the original design and look, as well as importantly improves the livelihood of the people employed by the jeepney industry.

“In addition, this will contribute to a significant reduction in carbon emissions in the Philippines, with jeepneys accounting for an estimated 4 million tonnes of CO2 emission per annum, not to mention the very significant addressable market opportunity. As a certified B Corporation, we believe this comprehensively ticks all the boxes of our triple bottom line mantra of people, planet, and profit. Beyond the triple bottom line impact, this development will also bring consequential benefits for Tembo’s EUV programmes for other industries including mining, defence, infrastructure and utilities, conservation parks and agriculture amongst others. In particular, the transformational economies of scale, buying power, and access to low-cost assembly and manufacturing capabilities will help to further materially reduce the bill of material costs in the future for the benefit of our customers in industries such as mining and defence.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners -globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

About Francisco Motors

Founded in 1947, Francisco Motors is the pioneering creator and manufacturer of the jeepney in the Philippines. Headquartered in Manila in the Philippines, Francisco Motors is leading the transition from manufacturing traditional diesel-powered jeepneys to modern electric jeepneys to help the Philippines in transitioning to cleaner modes of public transportation.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact
Shareholder Enquiries

shareholders@vivopower.com